July 28, 2025

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jaguar Health, Inc.

Registration Statement on Form S-3

File No. 333-288927

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Jaguar Health, Inc., a Delaware corporation (the “Registrant”), hereby requests the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective by the Securities and Exchange Commission on Wednesday, July 30, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes each of Donald C. Reinke, Esq. and Michael S. Lee, Esq. of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

Please confirm effectiveness by advising our counsel, Michael S. Lee of Reed Smith LLP, at (212) 549-0358.

Very truly yours,

Jaguar Health, Inc.

/s/ Lisa A. Conte
Lisa A. Conte
Chief Executive Officer and President

Jaguar Health, Inc. • 200 Pine Street, Suite 400 • San Francisco, CA 94104

Tel: +1 (415) 371-8300 • Fax: +1 (415) 371-8311 • https://jaguar.health